UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

OSHKOSH B’GOSH, INC.

(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

688222-22-0
(CUSIP Number)

Steven R. Duback, Quarles & Brady LLP, 411 E. Wisconsin Avenue, Milwaukee, WI 53202,
(414) 277-5883

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 10, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]. SEE FOOTNOTE BELOW.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with request to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Douglas W. Hyde, Thomas R. Wyman, Shirley F. Wyman and William F. Wyman previously filed Schedules 13G pursuant to the provisions of Rule 13d-1(d). The other Reporting Persons were not previously required to file reports pursuant to Rule 13d-1.

(continued on following pages)

SCHEDULE 13D

CUSIP No. 688222-22-0 (Class A Common Stock)			Page 2 of 20

1.	Name of Reporting Person:
	This summary page reports aggregate holdings by the “group” of persons who are parties to the Voting Agreement with respect to Class B Common Stock described in Item 4 hereof. The “group” includes Joyce W. Hyde, Charles F. Hyde, Douglas W. Hyde, Christina G. Hyde, Thomas R. Hyde, Margaret H. Wachtel, Thomas R. Wyman, Shirley F. Wyman, William F. Wyman, and Elizabeth Whealon Wyman, each individually and as custodians for their children or trustees of trusts for their family members (the "Reporting Persons").		S.S. or I.R.S. Identification Nos. of above persons (entities only): Not Applicable to the “group” as a whole. See the following summary pages for information about each Reporting Person.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: All of the Reporting Persons are U.S. Citizens.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,824,481 shares (assuming conversion of 1,721,512 shares of Class B Common Stock into Class A Common Stock).

		8.	Shared Voting Power: 69,934 shares (assuming conversion of 24,292 shares of Class B Common Stock into Class A Common Stock).

		9.	Sole Dispositive Power: 2,824,481 shares (assuming conversion of 1,721,512 shares of Class B Common Stock into Class A Common Stock).

		10.	Shared Dispositive Power: 69,934 shares (assuming conversion of 24,292 shares of Class B Common Stock into Class A Common Stock).

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,894,415 shares (assuming conversion of 1,745,804 shares of Class B Common Stock into Class A Common Stock).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 24.95% (assumes conversion of shares representing approximately 80.0% of the outstanding Class B Common Stock).

14.	Type of Reporting Person (See Instructions):
Not applicable to the “group.” All of the Reporting Persons are individuals, but the amounts include shares held as custodians for their children or trustees of trusts for their family members.

SCHEDULE 13D

CUSIP No. 688222-22-0			Page 3 of 20

1.	Name of Reporting Person: Joyce W. Hyde		S.S. or I.R.S. Identification Nos. of above persons (entities only): ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S. citizen.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 119,068 shares (assuming conversion of 119,068 shares of Class B Common Stock into Class A Common Stock).

		8.	Shared Voting Power: 28,930 shares.

		9.	Sole Dispositive Power: 119,068 shares (assuming conversion of 119,068 shares of Class B Common Stock into Class A Common Stock).

		10.	Shared Dispositive Power: 28,930 shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 147,998 shares (assuming conversion of 119,068 shares of Class B Common Stock into Class A Common Stock).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.5%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

CUSIP No. 688222-22-0			Page 4 of 20

1.	Name of Reporting Person: Charles F. Hyde		S.S. or I.R.S. Identification Nos. of above persons (entities only): ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S. citizen.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 105,510 shares (assuming conversion of 105,510 shares of Class B Common Stock into Class A Common Stock).

		8.	Shared Voting Power: 28,930

		9.	Sole Dispositive Power: 105,510 shares (assuming conversion of 105,510 shares of Class B Common Stock into Class A Common Stock).

		10.	Shared Dispositive Power: 28,930 shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 134,440 shares (assuming conversion of 105,510 shares of Class B Common Stock into Class A Common Stock).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.4%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

CUSIP No. 688222-22-0			Page 5 of 20

1.	Name of Reporting Person: Douglas W. Hyde		S.S. or I.R.S. Identification Nos. of above persons (entities only): ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S. citizen.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 641,937 shares (assuming conversion of 305,094 shares of Class B Common Stock into Class A Common Stock).

		8.	Shared Voting Power: 73,198 shares (assuming conversion of 5,520 shares of Class B Common Stock into Class A Common Stock).

		9.	Sole Dispositive Power: 641,937 shares (assuming conversion of 305,094 shares of Class B Common Stock into Class A Common Stock).

		10.	Shared Dispositive Power: 73,198 shares (assuming conversion of 5,520 shares of Class B Common Stock into Class A Common Stock).

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 715,135 shares (assuming conversion of 310,614 shares of Class B Common Stock into Class A Common Stock).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.1%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

CUSIP No. 688222-22-0			Page 6 of 20

1.	Name of Reporting Person: Christina G. Hyde		S.S. or I.R.S. Identification Nos. of above persons (entities only): ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S. citizen.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	0

		8.	Shared Voting Power: 42,168 shares (assuming conversion of 5,520 shares of Class B Common Stock into Class A Common Stock).

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 42,168 shares (assuming conversion of 5,520 shares of Class B Common Stock into Class A Common Stock).

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 44,268 shares (assuming conversion of 5,520 shares of Class B Common Stock into Class A Common Stock).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.4%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

CUSIP No. 688222-22-0			Page 7 of 20

1.	Name of Reporting Person: Thomas R. Hyde		S.S. or I.R.S. Identification Nos. of above persons (entities only): ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S. citizen.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 260,712 shares (assuming conversion of 200,372 shares of Class B Common Stock into Class A Common Stock).

		8.	Shared Voting Power: 98,864 shares (assuming conversion of 24,292 shares of Class B Common Stock into Class A Common Stock).

		9.	Sole Dispositive Power: 260,712 shares (assuming conversion of 200,372 shares of Class B Common Stock into Class A Common Stock).

		10.	Shared Dispositive Power: 98,864 shares (assuming conversion of 24,292 shares of Class B Common Stock into Class A Common Stock).

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 359,576 shares (assuming conversion of 224,664 shares of Class B Common Stock into Class A Common Stock).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 3.7%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

CUSIP No. 688222-22-0			Page 8 of 20

1.	Name of Reporting Person: Margaret H. Wachtel		S.S. or I.R.S. Identification No. of Above Person: ###-##-####

2.	Check the Appropriate Box if a Member of a Group
	(a)	☑
	(b)	☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: U.S. citizen.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power 351,680 shares (assuming conversion of 213,396 shares of Class B Common Stock into Class A Common Stock).

		8.	Shared Voting Power 28,930 shares.

		9.	Sole Dispositive Power 351,680 shares (assuming conversion of 213,396 shares of Class B Common Stock into Class A Common Stock).

		10.	Shared Dispositive Power 28,930 shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 380,610 shares (assuming conversion of 213,396 shares of Class B Common Stock into Class A Common Stock).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 3.9%

14.	Type of Reporting Person IN

SCHEDULE 13D

CUSIP No. 688222-22-0			Page 9 of 20

1.	Name of Reporting Person: Thomas R. Wyman		S.S. or I.R.S. Identification Nos. of above persons (entities only): ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S. citizen.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares.

		8.	Shared Voting Power: 548,705 shares (assuming conversion of 114,360 shares of Class B Common Stock into Class A Common Stock).

		9.	Sole Dispositive Power: 0 shares.

		10.	Shared Dispositive Power: 548,705 shares (assuming conversion of 114,360 shares of Class B Common Stock into Class A Common Stock).

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 548,705 shares (assuming conversion of 114,360 shares of Class B Common Stock into Class A Common Stock).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 35.6%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

CUSIP No. 688222-22-0			Page 10 of 20

1.	Name of Reporting Person: Shirley F. Wyman		S.S. or I.R.S. Identification Nos. of above persons (entities only): ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S. citizen.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	0 shares.

		8.	Shared Voting Power: 548,705 shares (assuming conversion of 114,360 shares of Class B Common Stock into Class A Common Stock).

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 548,705 shares (assuming conversion of 114,360 shares of Class B Common Stock into Class A Common Stock).

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 548,705 shares (assuming conversion of 114,360 shares of Class B Common Stock into Class A Common Stock).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.6%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

CUSIP No. 688222-22-0			Page 11 of 20

1.	Name of Reporting Person: William F. Wyman		S.S. or I.R.S. Identification Nos. of above persons (entities only): ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S. citizen.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	723,671 shares (assuming conversion of 658,192 shares of Class B Common Stock into Class A Common Stock).

		8.	Shared Voting Power: 0 shares.

		9.	Sole Dispositive Power: 723,671 shares (assuming conversion of 658,192 shares of Class B Common Stock into Class A Common Stock).

		10.	Shared Dispositive Power: 0 shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 723,671 shares (assuming conversion of 658,192 shares of Class B Common Stock into Class A Common Stock).

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 7.0%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

CUSIP No. 688222-22-0			Page 12 of 20

1.	Name of Reporting Person: Elizabeth Whealon Wyman		S.S. or I.R.S. Identification Nos. of above persons (entities only): ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S. citizen.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	0 shares.

		8.	Shared Voting Power: 0 shares.

		9.	Sole Dispositive Power: 0 shares.

		10.	Shared Dispositive Power: 0 shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: ) shares.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

Item 1.      Security and Issuer.

Name of Issuer and Address of Principal Executive Offices:

Oshkosh B’Gosh, Inc.
112 Otter Avenue
Oshkosh, WI 54901

Security to Which This Statement Relates:

     The beneficial ownership reported in the summary pages relates to the Issuer’s Class A Common Stock, the Issuer’s only class of equity security which is registered pursuant to Section 12 of the Securities Exchange Act of 1934. The beneficial ownership of shares reported herein (the “Shares”) includes not only outstanding shares of Class A Common Stock and options to acquire shares of Class A Common Stock, but also shares of Class A Common Stock which the reporting person would be entitled to receive upon conversion of outstanding Class B Common Stock into Class A Common Stock on a 1-for-1 basis. Attention is directed to the fact that the Voting Agreement described in Item 4 hereof relates only to shares of Class B Common Stock, which is the only class of the Issuer’s equity securities that has a right to vote with respect to the Merger described therein.

Item 2.      Identity and Background.

     (a).      This Schedule 13D is being filed by a group consisting of Joyce W. Hyde, Charles F. Hyde, Douglas W. Hyde, Christina G. Hyde, Thomas R. Hyde, Margaret H. Wachtel, Thomas R. Wyman, Shirley F. Wyman, William F. Wyman, and Elizabeth Whealon Wyman, each individually and as custodians for their children or trustees of trusts for their family members (the “Reporting Persons”). In the aggregate the Reporting Persons beneficially own a total of 2,894,415 shares of Class A Common Stock, which is approximately 24.95% of the total, assuming the exercise of outstanding vested options for 225,500 shares of Class A Common Stock and conversion of 1,745,804 shares (80.0% of the total) of Class B Common Stock into Class A Common Stock.

     (b)      Attached as Schedule I hereto and incorporated by reference herein is a list containing the principal business address for each of the Reporting Persons.

     (c)      Attached as Schedule II hereto and incorporated by reference herein is a list containing the principal occupation or employment of each of the Reporting Persons, and the name, principal business, and address of any corporation or other organization in which such employment is conducted.

     (d) - (f).      During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Reporting Persons is a U.S. citizen.

Item 3.      Source and Amount of Funds or Other Consideration.

     The Shares being reported on this Schedule 13D by Douglas W. Hyde, Thomas R. Wyman, Shirley F. Wyman and William F. Wyman were previously reported on a Schedule 13G by each of them. The other Reporting Persons were not required to file reports pursuant to Rule 13d-1 immediately before becoming a party to the Voting Agreement described in Item 4 below. In view of the transactions described in Item 4 below, the ownership of shares of Class A Common Stock is no longer being reported on Schedule 13G.

Item 4.      Purpose of the Transaction.

     This Schedule 13D relates to a voting agreement (the “Voting Agreement”) entered into by and among the Reporting Persons and The William Carter Company, a Massachusetts corporation (“TWCC”), in connection with the execution of an Agreement and Plan of Merger (the “Merger Agreement”) between the Issuer, TWCC and a subsidiary formed by TWCC (“Merger Sub”) pursuant to which, among other things, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving as a wholly-owned subsidiary of TWCC, and each outstanding share (other than dissenters’ shares) of Issuer Class A Common Stock and Class B Common Stock will be converted into the right to receive the merger consideration of $26.00 in cash, without interest. All outstanding stock options will be redeemed at the spread between the $26.00 and their exercise price.

     At the Effective Time (as defined in the Merger Agreement), the board of directors of Merger Sub will become the directors of the Issuer.

     Pursuant to the Voting Agreement, each of the Reporting Persons has agreed to vote all shares of Class B Common Stock that the Reporting Person is entitled to vote (the “Subject Shares”) in favor of the Merger Agreement and the Merger. At the date of the Voting Agreement there were an aggregate of 1,719,112 Subject Shares, which is approximately 78.8% of the total numbers of shares of Class B Common Stock outstanding. Each Reporting Person has also agreed to vote his or her Subject Shares against (i) any alternative acquisition proposal, (ii) any extraordinary dividend or distribution by the Issuer or any of its subsidiaries, (iii) any change in the capital structure of the Issuer or any of its subsidiaries (other than pursuant to the Merger Agreement), and (iv) any change in the composition or membership of the Issuer’s board of directors, other than as permitted by the Merger Agreement.

     Pursuant to the Voting Agreement, each Reporting Person has also agreed, among other things, (i) not to grant any proxies or enter into any voting trust or other arrangements with respect to the voting of the Subject Shares in a manner inconsistent with the Voting Agreement, (ii) not to take any actions that would make his or her representations and warranties in the Voting Agreement untrue or incorrect in any material respect or have the effect of preventing the Reporting Person from performing his or her obligations under the Voting Agreement, and (iii) not to voluntarily sell, assign, transfer, encumber or otherwise dispose of any Subject Shares or enter into any contract to do so, directly or indirectly, except to other persons who are or become bound by the Voting Agreement. Each Reporting Person has also agreed not to directly or indirectly solicit or initiate any alternative acquisition proposal or engage in negotiations for such transactions. Each Reporting Person has also agreed not to exercise any rights to demand appraisal of any Subject Shares or other shares of Issuer capital stock.

     Pursuant to the Voting Agreement, each Reporting Person has appointed a designee of TWCC as his or her attorney-in-fact and proxy to vote the Subject Shares as described herein.

     The Voting Agreement terminates on the earliest of (i) the Effective Time of the Merger, (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) the effective date of any amendment to or waiver of a material term or condition of the Merger Agreement in a manner adverse to the Reporting Persons without the prior written consent of Reporting Persons holding a majority of the Subject Shares.

     The descriptions of the Merger Agreement and the Voting Agreement contained in this Schedule 13D are qualified in their entirety by reference to those agreements, copies of which are included as Exhibit 2.1 and Exhibit 10.2, respectively, to TWCC’s Current Report on Form 8-K dated May 10, 2005.

Item 5.      Interest in Securities of the Issuer.

     (a). For each Reporting Person, the response to Row 11 on the cover page, indicating the aggregate number and percentage of shares of Class A Common Stock and the aggregate number and percentage of shares of Class B Common Stock beneficially owned by each Reporting Person, is incorporated herein by reference. The ownership percentages were calculated based on 9,632,624 outstanding shares of Class A Common Stock and 2,181,906 outstanding shares of Class B Common Stock as of May 10, 2005. Each Reporting Person states that the filing of this Schedule 13D shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of the shares of Class A Common Stock and Class B Common Stock reported as beneficially owned by the other Reporting Persons in this Schedule 13D.

     (b). For each Reporting person, the responses to Rows 7 through 10 on the cover page, indicating the number of shares as to which that Reporting Person has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, and shared power to dispose or direct the disposition, respectively, are incorporated herein by reference.

     (c). Except for the transactions listed below, no Reporting Person has engaged in any transactions involving the Class A Common Stock within the past 60 days. No Reporting Person has engaged in any transactions involving the Class B Common Stock within the past 60 days.

          (1) Joyce W. Hyde and Charles F. Hyde, who are spouses, made a charitable gift of 14,001 shares of Class A Common Stock to the Hyde Family Charitable Fund on March 16, 2005. The Trustees of the Hyde Family Charitable Fund are Joyce W. Hyde, Charles F. Hyde, Thomas R. Hyde, Douglas W. Hyde and Margaret H. Wachtel.

          (2) Thomas R. Hyde made charitable gifts of an aggregate of 25,800 shares of Class A Common Stock to four charities, including a gift of 20,000 shares of Class A Common Stock to the Hyde Family Charitable Fund, on May 9, 2005. The Trustees of the Hyde Family Charitable Fund are Joyce W. Hyde, Charles F. Hyde, Thomas R. Hyde, Douglas W. Hyde and Margaret H. Wachtel.

          (3) The Hyde Family Charitable Fund made the sales described below. The Trustees of the Hyde Family Charitable Fund are Joyce W. Hyde, Charles F. Hyde, Thomas R. Hyde, Douglas W. Hyde and Margaret H. Wachtel.

TYPE OF	DATE OF		AVERAGE NET
TRANSACTION	TRANSACTION	NO. OF SHARES	PRICE PER SHARE

Open Market Sale	3/15/05	3,000	29.99
Open Market Sale	3/21/05	2,820	30.60
Open Market Sale	4/15/05	2,000	31.49
Open Market Sale	4/20/05	1,681	28.92
Open Market Sale	4/21/05	1,700	29.65
Open Market Sale	5/04/05	1,600	27.58
Open Market Sale	5/06/05	950	28.67
Open Market Sale	5/10/05	1,250	29.42

Except for the March 15, 2005 transaction, these open market sale transactions were made by the Fund’s investment advisor acting pursuant to discretionary investment authority granted to it by the Trustees pursuant to an Investment Advisory Agreement dated October 5, 1997. The March 15, 2005 transaction was directed by Thomas R. Hyde acting under authority delegated to him on August 17, 1996 by the other co-Trustees of the Fund; at the time of the March 15, 2005 transaction Thomas R. Hyde was not in possession of any material non-public information concerning the Issuer.

     (d). Not applicable.

     (e). Not Applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The matters set forth in Item 4 above are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7.      Material to be Filed as Exhibits.

     EXHIBIT A — Joint Filing Agreement.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2005

/s/ Joyce W. Hyde	/s/ Charles F. Hyde

Joyce W. Hyde	Charles F. Hyde

/s/ Douglas W. Hyde	/s/ Christina G. Hyde

Douglas W. Hyde	Christina G. Hyde

/s/ Thomas R. Hyde	/s/ Margaret H. Wachtel

Thomas R. Hyde	Margaret H. Wachtel

/s/ Thomas R. Wyman	/s/ Shirley F. Wyman

Thomas R. Wyman	Shirley F. Wyman

/s/ William F. Wyman	/s/ Elizabeth Whealon Wyman

William F. Wyman	Elizabeth Whealon Wyman

SCHEDULE I

Addresses

Joyce W. Hyde
1234 Washington Avenue
Oshkosh, WI 54901

Charles W. Hyde
1234 Washington Avenue
Oshkosh, WI 54901

Douglas W. Hyde
3700 Edgewater
Oshkosh, WI 54901

Christina G. Hyde
3700 Edgewater
Oshkosh, WI 54901

Thomas R. Hyde
109 Chapin Parkway
Buffalo, NY 14209

Margaret H. Wachtel
1030 Washington Avenue
Oshkosh, WI 54901

Thomas R. Wyman
4 Angelfish Cay Drive
Ocean Reef Club
Key Largo, FL 33037

Shirley F. Wyman
4 Angelfish Cay Drive
Ocean Reef Club
Key Largo, FL 33037

William F. Wyman
1373 Waugoo Avenue
Oshkosh, WI 54901

Elizabeth W. Wyman
1373 Waugoo Avenue
Oshkosh, WI 54901

SCHEDULE II

Principal Occupations

Joyce W. Hyde	Homemaker

Charles W. Hyde	Retired

Douglas W. Hyde	Chairman and Chief Executive Officer of the Issuer 112 Otter Avenue, Oshkosh, WI 54901

Christina G. Hyde	Homemaker

Thomas R. Hyde	Attorney, Hodgson Russ LLP One M&T Plaza, Suite 2000, Buffalo, NY 14203-2391

Margaret H. Wachtel	Homemaker

Thomas R. Wyman	Retired

Shirley F. Wyman	Homemaker

William F. Wyman	Senior Vice President — Global Licensing, of the Issuer 112 Otter Avenue, Oshkosh, WI 54901

Elizabeth W. Wyman	Homemaker

Exhibit A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or her contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or she knows or has reason to believe that such information is inaccurate.

Dated: May 19, 2005

/s/ Joyce W. Hyde	/s/ Charles F. Hyde

Joyce W. Hyde	Charles F. Hyde

/s/ Douglas W. Hyde	/s/ Christina G. Hyde

Douglas W. Hyde	Christina G. Hyde

/s/ Thomas R. Hyde	/s/ Margaret H. Wachtel

Thomas R. Hyde	Margaret H. Wachtel

/s/ Thomas R. Wyman	/s/ Shirley F. Wyman

Thomas R. Wyman	Shirley F. Wyman

/s/ William F. Wyman	/s/ Elizabeth Whealon Wyman

William F. Wyman	Elizabeth Whealon Wyman